UNITED STATES
                                 SECURITIES AND
                               EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   FORM 8-A/A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                          BATTLE MOUNTAIN GOLD COMPANY
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

             Nevada                                      76-0151431
(STATE OR OTHER JURISDICTION OF              (IRS EMPLOYER IDENTIFICATION NO.)
         INCORPORATION)

  333 Clay Street, Suite 4200
            Houston, Texas
     (ADDRESS, OF PRINCIPAL                              77002-4103
       EXECUTIVE OFFICES)                                (ZIP CODE)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                NAME OF EACH EXCHANGE ON WHICH
      TITLE OF EACH CLASS TO BE SO REGISTERED    EACH CLASS IS TO BE REGISTERED
      ---------------------------------------    ------------------------------
      Rights to Purchase Preferred Stock          New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates (if applicable): None

Securities to be registered pursuant to Section 12(g) of the Act:       None
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ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      Item 1 of the Form 8-A of the Registrant is hereby amended to read in its entirety as follows:

        On November 10, 1988, the Board of Directors of Battle Mountain Gold Company, a Nevada corporation (the "Company"), declared a dividend of one Right (a "Right") for each outstanding share of the Company's Common Stock, par value $0.10 per share (the "Common Stock"), to stockholders of record at the close of business on November 21, 1988. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of the Company's Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), at a purchase price of U.S.$60 per Unit, subject to adjustment (the "Unit Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of November 10, 1988, as amended and restated as of July 19, 1996 and as further amended as of November 10, 1998, between the Company and the Bank of New York, as rights agent (the "Rights Agreement").

        The Rights are now attached to all Common Stock certificates representing outstanding shares, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by the Company's Board of Directors before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30 percent or more of such outstanding shares of Common Stock. The Rights Agreement provides that Noranda Inc., an Ontario corporation ("Noranda"), will not be an Acquiring Person solely as a result of becoming the beneficial owner of exchangeable shares (the "Exchangeable Shares") of Battle Mountain Canada Ltd., an Ontario corporation ("Battle Mountain Canada"), upon consummation of the arrangement referred to in the Combination Agreement dated as of March 11, 1996 by and between the Company and Hemlo Gold Mines Inc. (the former name of Battle Mountain Canada), as amended and restated, or Common Stock acquired in exchange therefor unless and until it or any of its affiliates or associates purchase or otherwise become the beneficial owner of any additional shares of Common Stock or any other person or persons who is (or collectively are) the beneficial owners of any shares of Common Stock become an affiliate or associate of Noranda unless (x) in either such case, Noranda, together with all of its affiliates or associates, is not then the beneficial owner of 20 percent or more of the shares of Common Stock then outstanding or (y) in case Noranda becomes the beneficial owner of such additional shares as a result of the acquisition by it of another person or of another person who is such a beneficial owner becoming an affiliate or associate of Noranda as a result of a bona fide transaction undertaken primarily for another purpose not related to the acquisition of beneficial ownership of shares of Common Stock and not for any purpose with any effect of changing or influencing control of the Company, Noranda (or such affiliate or associate) promptly divests or causes to be divested such additional shares. The Rights Agreement also provides that neither an initial acquirer ("Acquirer A"), nor the first subsequent acquirer from Acquirer A ("Acquirer B", and together with Acquirer A, the "Subsequent Acquirer") of all Exchangeable Shares (or Common Stock acquired in exchange for such Exchangeable Shares) held by Noranda in connection with and as a result of the consummation of the Arrangement referred to in the Combination Agreement or a block of such shares in excess of twenty percent (20%) of the total combined outstanding Common Stock and Exchangeable Shares as of the date of such acquisition (such shares an "Exempted Block"), which Subsequent Acquirer and its Affiliates or Associates do not Beneficially Own any Exchangeable Shares or Common Stock at the time of such acquisition, shall be or become an Acquiring Person solely as a result of the Subsequent Acquirer becoming the Beneficial Owner of such shares comprising the Exempted Block, but shall thereafter become an Acquiring Person if (I) the Subsequent Acquirer or an Affiliate or Associate of the Subsequent Acquirer shall purchase or otherwise become the Beneficial Owner of any additional Exchangeable Shares or shares of Common Stock or (II) any Person (or Persons) who is (or collectively are) the Beneficial Owner of any Exchangeable Shares or shares of Common Stock shall become an Affiliate or Associate of the Subsequent Acquirer unless (x) in either such case the Subsequent Acquirer together with all Affiliates and Associates of the Subsequent Acquirer is not then the Beneficial Owner of 20% or more of the total combined then outstanding shares of Common Stock and Exchangeable Shares then or
(y) the Subsequent Acquirer's increase in Beneficial Ownership of shares of Common Stock or Exchangeable Shares is solely as a result of a reduction in the number of shares of Common Stock or Exchangeable Shares outstanding due to the purchase or other acquisition of Common Stock or Exchangeable Shares outstanding by the Company or any Subsidiary thereof, and the Subsequent Acquirer does not become the Beneficial Owner of any additional Exchangeable Shares or shares of Common Stock after such reduction in the number of outstanding shares. The Rights Agreement further provides certain exceptions from the definition of Acquiring Person, conditional on prompt divestiture. For purposes of the Rights, beneficial ownership of Exchangeable Shares is treated as beneficial ownership of Common Stock and calculations of percentage ownership, the number of shares outstanding and related provisions are made on a basis that treats the Common Stock and Exchangeable Shares as though they are the same security.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 10, 2008, unless earlier redeemed by the Company as described below. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of a Summary of Rights to Purchase Preferred Stock or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after November 21, 1988 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Stock outstanding (with or without a copy of a Summary of Rights to Purchase Preferred Stock) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan. Except as otherwise determined by the Board of

Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

        In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged, (ii) a person becomes the beneficial owner of 30 percent or more of the then outstanding shares of Common Stock (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent directors of the Company determines to be fair to and otherwise in the best interests of the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or (iv) during such time as there is an Acquiring Person, an event involving the Company or a subsidiary of the Company occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Unit Purchase Price multiplied by the number of Units issuable upon exercise of the Right prior to the event described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

      For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $15 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60.

        In the event that, on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the second preceding paragraph or a merger which follows an offer described in the second preceding paragraph) or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events".

        The Unit Purchase Price payable, and the number of Units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Unit Purchase Price will be required until cumulative adjustments amount to at least 1 percent of the Unit Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

        At any time until 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of U.S.$0.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board of Directors may determine. After the redemption period has expired, the Company's right of redemption may be reinstated prior to the occurrence of any Triggering Event if (i) each Acquiring Person reduces his beneficial ownership to 10 percent or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and (ii) there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will most likely not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for the common stock of the acquiring company as set forth above.

        Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; PROVIDED, HOWEVER, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and PROVIDED, FURTHER that no amendment may be made to the provision exempting certain Subsequent Acquirers (as defined above) from the definition of "Acquiring Person" without the consent of Noranda, if Noranda has not transferred any shares to a Subsequent Acquirer, or Acquirer A, if Noranda has transferred an Exempted Block to Acquirer A and Acquirer A still holds such shares.

        Any shares of Series A Preferred Stock that may be issued upon exercise of the Rights will be nonredeemable. The holders of shares of Series A Preferred Stock will be entitled to receive, when, as and if declared, a preferential quarterly dividend in an amount per share effectively equal to the greater of U.S.$2.00 per share or 100 times any cash or noncash dividend or other distribution declared on the Common Stock (other than dividends payable in shares of Common Stock), in like kind. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a liquidation payment per share in an amount effectively equal to the greater of U.S.$100 per share or 100 times the per share amount distributed to holders of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, the holder of the shares of Series A Preferred Stock will be entitled to receive per share 100 times the amount received per share of Common Stock. Holders of Series A Preferred Stock will have 100 votes per share of Series A Preferred Stock and, except as otherwise provided in the Company's Restated Articles of Incorporation, as amended, or required by law, will vote together with holders of Common Stock as a single class. The rights of the Series A Preferred Stock as to dividends, liquidation and voting are protected by antidilution provisions. Whenever dividend payments on the Series A Preferred Stock are in arrears, the Company will not (i) purchase or redeem any shares of Series A Preferred Stock or shares ranking on a parity with respect to the Series A Preferred Stock except in accordance with a purchase offer to all holders, (ii) declare or pay dividends on or purchase or redeem any shares of stock ranking junior to the Series A Preferred Stock or (iii) declare or pay dividends on or purchase or redeem any shares of stock ranking on a parity with the Series A Preferred Stock except dividends paid ratably on the Series A Preferred Stock and all such parity stock and except purchases or redemptions of such parity stock in exchange for junior stock. If dividend payments on the Series A Preferred Stock are in arrears for six quarters, the holders of the Series A Preferred Stock (altogether with holders of any other preferred stock of the Company with similar rights) will have the right to elect two additional directors of the Company.

        The Rights may have certain antitakeover effects, including deterring someone from acquiring control of the Company in a manner or on terms not approved by the Board of Directors of the Company. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

        The Rights Agreement specifying the terms of the Rights, which includes as exhibits the form of Resolution Establishing Designation, Preferences and Rights of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Preferred Stock, the form of Rights Certificate and the Summary or Rights to Purchase Preferred Stock, is attached hereto as an exhibit and incorporated hereby by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.  EXHIBITS.

      Item 2 of the form 8-A of the Registrant is hereby amended to read in its entirety as follows:

      *4(a) Certificate of Amendment of Certificate of Resolution establishing Designation, Preferences and Rights of Series A Junior participating Preferred Stock (Exhibit 4(c) to the Company's Current Report on Form 8-K dated July 19, 1996; File No. 1-9666).

      *4(b)(i) Rights Agreement, dated November 10, 1988, as amended and restated as of July 19, 1996, between the Company and The Bank of New York, as Rights Agent (Exhibit 4(e) to the Company's Current Report on Form 8-K dated July 19, 1996; file No. 1-9666).

      4(b)(ii) Third Amendment to Rights Agreement, dated November 10, 1998, between the Company and The Bank of New York, as Rights Agent.
--------------------

*Incorporated by reference as indicated pursuant to Rule 12b-32.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 10, 1998            BATTLE MOUNTAIN GOLD COMPANY
                                    (Registrant)



                                    By: /s/ IAN D. BAYER
                                    Name:   Ian D. Bayer
                                    Title:  Chief Executive Officer